NEURALSTEM, INC.
9700 GREAT SENECA HIGHWAY, SUITE 240
ROCKVILLE, MD 20850
(301) 366-4841

December 17, 2008

SENT VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Telephone Number: (202) 551-3679

RE:	Neuralstem, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 27, 2008
File No. 001-33672

Dear Mr. Rosenberg:

We are submitting this letter in response to your comments of December 4, 2008, with respect to Neuralstem, Inc. (“Company”) annual report referenced above.  This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Form l0-KSB for the fiscal year ended December 31, 2007

Report of Independent Registered Public Accounting Finn, page F-l

1.
Please confirm that you received a signed audit report by Stegman & Company as required by Rule 2-02(a) of Regulation S-X and Rule 232.302 of Regulation S-T and tell us whether you will include a signed audit report in your future filings.

Response:
We are hereby confirming that we received a signed audit report from Stegman & Company as required by Rule 2-02(a) of Regulation S-X and Rule 232.302 of Regulation S-T.  We are also confirming that we will include a signed audit report in our future filings.

NEURALSTEM, INC.
9700 GREAT SENECA HIGHWAY, SUITE 240
ROCKVILLE, MD 20850
(301) 366-4841

We hereby acknowledge that:

1.	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and
3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States

                                        Very truly yours,

                                        /s/ John Conron
                                        John Conron
                                        Chief Financial Officer